Exhibit (99.9)

The following statements amend the Annual Report (on Form 18-K) for the fiscal year ended March 31, 2009:

The Sub-section “Hydro-Québec” on page 32 of the Exhibit 99.1 is amended by adding the following paragraphs:

On October 29, 2009, the Government of Québec and the Government of New Brunswick signed a Memorandum of Understanding (the “Memorandum”) concerning the proposed sale to Hydro-Québec, through one or more subsidiaries, of most of the assets held by New Brunswick Power Holding Corporation and its subsidiaries (“NB Power”) relating to the generation, transmission and distribution of electricity in New Brunswick (the “Assets”).

Under the Memorandum, Hydro-Québec would acquire the Assets for a total amount of $4.75 billion dollars and enter into a long-term electricity supply  and service agreement with the Government of New Brunswick. Parties intend to close the acquisition of the Assets on or about March 31, 2010, except for the acquisition of the Point Lepreau nuclear Facility which is expected to close on or about January 1, 2011, once its refurbishment is completed.